United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2006

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  April 27, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 27, 2006

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, April 27, 2006

FIRTS-QUARTER 2006 RESULTS
(Peso amounts are stated in millions in constant terms as of March 31, 2006)

HIGHLIGHTS

  GRUMA continued to achieve strong net sales and sales volume growth, both of which were driven mainly by Gruma Corporation and GIMSA. Sales volume increased 12% and net sales 13% over those of first quarter 2005.

  GRUMA's EBITDA declined 9% due mainly to a reduction in Gruma Corporation, which was partially offset by improvements in GIMSA.

  Majority net income increased 43%, driven by lower taxes, lower comprehensive financing cost, and other income.

  Net debt decreased 9% due to the equity offering during January 2006.

Consolidated Financial Highlights
 (Ps millions)

	1Q06	1Q05	VAR (%)
Volume (thousand metric tons)	1,019	906	12
Net sales	7,032	6,206	13
Operating income	311	393	(21)
Operating margin	4.4%	6.3%	(190) bp
EBITDA	583	643	(9)
EBITDA margin	8.3%	10.4%	(210) bp
Majority net income	228	159	43
ROE (LTM)	10.3%	7.7%	260 bp

Debt
(US$ millions)

March'06	March'05	Var	Dec'05	Var
628	578	9%	650	(3)%

1 Other Subsidiaries include technology operations, PRODISA, and corporate services.

RESULTS OF OPERATIONS
1Q06 vs. 1Q05

Sales volume rose 12% to 1,019 thousand metric tons, driven mainly by 17% sales volume growth in GIMSA and 10% in Gruma Corporation.

Net sales increased 13% to Ps 7,032 million due primarily to the aforementioned sales volume growth in Gruma Corporation and in GIMSA. Net sales increase outpaced sales volume growth due primarily to higher prices in Gruma Corporation. Sales from foreign operations constituted 68% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 65.8% from 64.5%. The increase was driven mainly by Gruma Corporation and, to a lesser extent, by Gruma Centroamerica. In absolute terms, cost of sales rose 16% mostly in connection with sales volume growth and, to a lesser extent, cost increases in Gruma Corporation.

Selling, General, and Administrative expenses (SG&A) as a percentage of net sales increased to 29.8% from 29.2%, driven mainly by Gruma Corporation and, to a lesser extent, GIMSA. In absolute terms, SG&A increased 16% due mainly to sales volume growth in Gruma Corporation.

Operating income declined 21% and, as a percentage of net sales, decreased to 4.4% from 6.3%, driven mainly by Gruma Corporation.

Comprehensive financing cost, net, was Ps 35 million versus Ps 75 million in first quarter 2005. The difference resulted mainly from a foreign exchange loss in first quarter 2005 in Gruma Venezuela due to the bolivar devaluation in March 2005.

Other income, net, were Ps 4 million, compared to an expense of Ps 42 million in the same period last year due mainly to the sale of nonproductive assets during first quarter 2006.

Taxes and employees' profit sharing totaled Ps 138 million, Ps 72 million lower than in first quarter 2005, due primarily to lower pretax income in Gruma Corporation and tax provisions made in first quarter 2005 in connection with expected dividends from Gruma Venezuela. The effective tax rate was 49.2%.

GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte) totaled Ps 108 million, Ps 13 million lower than in first quarter 2005.

GRUMA's total net income was Ps 250 million, 86% higher than in first quarter 2005. GRUMA's majority net income was Ps 228 million, 43% higher than in the same period of last year. The increase resulted mainly from lower taxes, lower comprehensive financing cost, and other income.

FINANCIAL POSITION
March 2006 vs. March 2005

Balance-Sheet Highlights	Total assets were Ps 28,207 million, an increase of 14% driven mainly by (1) acquisitions and capacity expansions in Gruma Corporation and GIMSA; (2) the higher value of the investment in Grupo Financiero Banorte, which is accounted for by the equity method; and (3) higher cash balances in connection with the equity offering in January.

Total liabilities increased by 12% to Ps 12,770 million as a result of (1) higher trade accounts payable coming mainly from Gruma Corporation and Gruma Venezuela in connection with raw-material procurement and higher costs; and (2) the pending payment for the acquisition of Agroinsa.

Stockholders' equity on March 31, 2006, totaled Ps 15,438 million, 15% higher than the balance on March 31, 2005.

Debt Profile	As of March 31, 2006, GRUMA's debt amounted to US$628 million, of which approximately 95% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2006	2007	2008	2009	2010	2011...	Total
7.75% perpetual bonds						300.0	300.0
Credit facility(club deal)					150.0		150.0
7.625% notes due 2007		50.5					50.5
Revolving credit facility		51.0					51.0
7.96% senior notes	1.0	1.5	1.6	10.5			14.6
Other	38.3	5.6	3.2	11.7	3.5		62.3
TOTAL	39.3	108.6	4.8	22.2	153.5	300.0	628.4

Debt Ratios

	1Q06	4Q05	1Q05
Debt Ratios (last twelve months)
Debt/EBITDA	2.6	2.7	2.3
EBITDA/interest expense	4.4	4.6	5.9

Others Ratios

Operational Ratios
Accounts receivable outstanding (days to sales)	41	39	43
Inventory turnover (days to cost of sales)	66	67	72
Net working capital turnover (days to sales)	57	53	63
Asset turnover (total assets to sales)	1.0	0.9	1.0
Profitability Ratios(%)
ROA	5.4	5.2	4.2
ROE	10.3	9.8	7.7
ROIC	6.8	7.1	6.7

CAPITAL EXPENDITURE PROGRAM

GRUMA's investments totaled Ps 461 million during first quarter 2006. Most of these investments were applied to the continued capacity expansion at Gruma Corporation. In addition, GIMSA initiated investments in capacity expansions at two of its plants located in Mexicali and Merida.

On March, 2006, GRUMA concluded the acquisition of Oz-Mex Foods PTY LTD, a tortilla company based in Melbourne, Australia. This company has annual sales of approximately US$5 million and serves the retail channel.

The acquisition cost for Oz-Mex Foods was approximately US$4 million. This acquisition, together with the Rositas operations acquired in January 2006 and GRUMA's tortilla plant in China, which will open in late 2006, will enable the company to better serve the Asia and Oceania markets.

RECENT DEVELOPMENTS
Partial Divestiture in Venezuelan Operations

On April 6, 2006, GRUMA signed off on the sale of its 40% stake in MONACA. The price of the transaction was US$65.6 million for the 40% stake in MONACA. In conjunction with this transaction, GRUMA purchased an additional 10% ownership interest in DEMASECA for US$2.6 million. The net amount from the transactions will be registered as a short-term account receivable.

SUBSIDIARY RESULTS
1Q06 vs. 1Q05

Gruma Corporation

Sales volumen iincreased 10% over that of last year; approximately 75% of Gruma Corporation's sales volume growth was organic. Sales volume was driven mainly by (1) continued strong demand in the tortilla and corn flour businesses; (2) increased marketing of tortilla-related products by key fast-food restaurant chains; and, to a lesser extent, (3) the effect of recent acquisitions.

Net sales increased 13% to Ps 3,720 million mainly in connection with sales volume growth, and to a lesser extent, price increases. Net sales also benefited from a change in the product mix toward the tortilla business, whose products are priced higher than corn flour products.

Cost of sales as a percentage of net sales increased to 60.1% from 56.5% due mainly to the following:
(1) The incorporation of recent acquisitions and the new tortilla plant in Pennsylvania, all of  which report lower gross margins than the rest of the U.S. tortilla operations.
(2) Temporarily higher costs due to capacity expansions resulting from organic growth and growth through acquisition.
(3) Increased energy, raw-material, and packaging costs.
In absolute terms, cost of sales increased 20% due to the sales volume growth and cost increases mentioned above.

SG&A as a percentage of net sales increased to 36.0% from 35.2% and in absolute terms, SG&A rose 16%, due to higher fuel prices; higher intercompany shipments; and higher administrative expenses related to management information systems and the new administrative infrastructure built for Asia and Australia, among others. In addition, SG&A in absolute terms also increased due to higher sales volume and the incorporation of acquisitions.

Operating income as a percentage of net sales decreased to 4.0% from 8.2%. In absolute terms, operating income decreased 45%.

GIMSA

Sales volume increased 17% during first quarter 2006 as a result of the recent acquisition of Agroinsa, as well as higher corn flour sales volume due to higher sales to corporate customers and wholesalers. Corn flour sales volume increased 9% to 381,325 metric tons while the volume of other products sold was 32,508 metric tons.

Agroinsa operations are reflected in GIMSA beginning August 2005. In accordance with applicable law, GIMSA notified the Mexican Federal Competition Commission (Comision Federal de Competencia) of the acquisition of Agroinsa. Regulatory approval for this acquisition is pending.

Net sales increased 15% to Ps 1,709 million, reflecting the aforementioned growth in corn flour sales volume as well as sales of other products related to the acquisition of Agroinsa. The rate of growth in net sales lagged sales volume growth due to lower average prices as a result of the change in the product mix due to the incorporation of Agroinsa's products.

Cost of sales as a percentage of net sales improved to 69.2% from 72.4% due mainly to lower corn costs. In absolute terms, cost of sales increased 10% in connection with sales volume growth.

SG&A as a percentage of net sales rose to 19.0% from 18.2% and, in absolute terms, increased 19%. The increase in SG&A was due to higher selling expenses, mostly in connection with increased advertising and the acquisition of Agroinsa.

Operating income as a percentage of net sales improved to 11.8% from 9.4% and, in absolute terms, increased 45% to Ps 202 million, due mainly to higher sales volume and lower corn costs.

For additional information, please see GIMSA ''Management's Discussion and Analysis of Results of Operations and Financial Condition for First Quarter 2006'', available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

Gruma Venezuela

Sales volume increased 9% due to higher wheat flour sales volume because in first quarter 2005 some of our wheat flour plants were temporarily shut down due to flooding caused by strong rains.

Net sales increased 11% to Ps 699 million mainly in connection with wheat flour volume growth and, to a lesser extent, higher average prices resulting from a change in the sales mix towards wheat flour.

Cost of sales as a percentage of net sales decreased to 80.9% from 81.5% due to lower wheat costs in connection with the elimination of tariffs on imported wheat. In absolute terms, cost of sales increased 10% due mainly to the sales volume growth.

SG&A as a percentage of net sales decreased slightly to 17.5% from 17.9% due to lower promotion and advertising expenses. In absolute terms, SG&A increased 8% due mostly to higher distribution expenses in connection with higher sales volume.

Operating income was Ps 11 million and as a percentage of net sales improved to 1.6% from 0.6%.

Molinera de Mexico

Sales volume increased 1% due mostly to higher sales to corporate customers.

Net sales increased 3% to Ps 490 million due to price increases implemented during first quarter 2006 and, to a lesser extent, to higher sales volume.

Cost of sales as a percentage of net sales improved slightly to 84.6% from 84.9% due to better absorption. In absolute terms, cost of sales increased 3% in connection with higher packaging, additive, and energy costs.

SG&A as a percentage of net sales decreased to 20.2% from 20.6% due to better absorption and, in absolute terms, increased 1% due mainly to higher advertising and freight expenses.

Operating loss was Ps 24 million, representing 4.8% of net sales, versus a loss of Ps 26 million last year.

Gruma Centroamerica

Sales volume increased 31% due mainly to (1) the recent acquisition of a corn flour plant in Guatemala, and (2) higher corn flour volume stemming from low local corn supplies.

Net sales increased 26% to Ps 361 million due to increased sales volume in the corn flour segment. The rate of growth in net sales lagged sales volume growth due mostly to the incorporation of the new corn flour plant which has lower prices and a change in the sales mix toward corn flour in bulk presentation.

Cost of sales as a percentage of net sales increased to 72.5% from 68.5%, driven mainly by the incorporation of the aforementioned acquisition, which reports lower gross margins than the rest of Gruma Centroamerica's corn flour operations. In absolute terms, cost of sales increased 34% due to the aforementioned growth in corn flour sales volume.

SG&A as a percentage of net sales decreased to 29.0% from 30.8% due better expense absorption. In absolute terms, SG&A rose 19% due to the aforementioned acquisition and higher selling expenses in connection with sales volume growth.

Operating loss was Ps 6 million compared to operating income of Ps 2 million last year. Operating margin was negative 1.6% from positive 0.7%.

Other and Eliminations[1]	Operating loss was Ps 21 million compared to operating income of Ps 4 million in first quarter 2005.

1 Other and Eliminations include PRODISA, corporate services, technology operations, and accounting eliminations.

CONFERENCE CALL

The company will hold a conference call to discuss its first quarter 2006 results on Friday, April 28, 2006, at 11:30 a.m. ET (10:30 a.m. Mexico and CT, 9:30 a.m. MT, 8:30 a.m. PT). From the United States or Canada please call (800) 274-0873; international or local callers dial (719) 457-2684; the passcode for all callers is 6363124. The conference call will also be webcast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 for international or local callers; passcode 6363124. For more details, please go to the Investor Relations page of the website. The audio webcast will be archived on the site.

ACCOUNTING PROCEDURES

The consolidated figures have been restated in pesos of constant purchasing power as of of March 31, 2006, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''

The restatement was determined as follows:

The figures for subsidiaries in Mexico, Central America, and Venezuela are restated to period-end constant local currencies following the provisions of Bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.

Once figures are restated, they are converted to Mexican pesos by applying the exchange rate in effect at the end of the period.

For comparability purposes, the 2005 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in Bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2005, and the corresponding inflation and exchange-rate fluctuations during that period.

For Gruma Corporation, figures shown in this report are under US GAAP and were converted to pesos using a convenience translation with the exchange rate of Ps 10.89/dollar as of March 31, 2006. The differences between Mexican GAAP and US GAAP, as well as the differences between the application of the international weighted-average restatement factor from Bulletin B-15 and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations.''

ABOUT GRUMA

GRUMA, S.A. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Europe, Mexico, Central America, and Venezuela and exports to around 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has more than 15,900 employees and 86 plants. In 2005, GRUMA had net sales of US$2.5 billion, of which about half came from the company's U.S. operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of March 31, 2006)

FINANCIAL HIGHLIGHTS BY SUBSIDIARY

		QUARTERS				
		1Q06	1Q05	VAR (%)	4Q05	VAR (%)
GRUMA CORPORATION[1]	SALES VOLUME (thousand metric tons)	**316**	286	10	353	(11)
Corn flour, tortillas, and other	NET SALES	**3,720**	3,278	13	3,967	(6)
	GROSS PROFIT	**1,486**	1,425	4	1,657	(10)
	Gross Margin	**39.9%**	43.5%		41.8%	
	OPERATING INCOME	**147**	269	(45)	324	(54)
	Operating Margin	**4.0%**	8.2%		8.2%	
	EBITDA	**286**	390	(27)	478	(40)
	EBITDA Margin	**7.7%**	11.9%		12.0%	
GIMSA	SALES VOLUME (thousand metric tons)	**414**	352	17	440	(6)
Corn flour, tortillas, and other	NET SALES	**1,709**	1,488	15	1,823	(6)
	GROSS PROFIT	**526**	411	28	569	(8)
	Gross Margin	**30.8%**	27.6%		31.2%	
	OPERATING INCOME	**202**	140	45	227	(11)
	Operating Margin	**11.8%**	9.4%		12.4%	
	EBITDA	**273**	208	31	279	(2)
	EBITDA Margin	**16.0%**	14.0%		15.3%	
GRUMA VENEZUELA	SALES VOLUME (thousand metric tons)	**124**	114	9	124	0
Corn flour, wheat flour, and other	NET SALES	**699**	629	11	743	(6)
	GROSS PROFIT	**133**	117	14	98	36
	Gross Margin	**19.1%**	18.5%		13.2%	
	OPERATING INCOME	**11**	4	178	(3)	423
	Operating Margin	**1.6%**	0.6%		(0.5%)	
	EBITDA	**31**	23	35	43	(29)
	EBITDA Margin	**4.4%**	3.6%		5.8%	
MOLINERA DE MEXICO	SALES VOLUME (thousand metric tons)	**119**	117	1	128	(7)
Wheat flour	NET SALES	**490**	475	3	521	(6)
	GROSS PROFIT	**75**	72	5	70	7
	Gross Margin	**15.4%**	15.1%		13.5%	
	OPERATING INCOME	**(24)**	(26)	10	(22)	(8)
	Operating Margin	**(4.8%)**	(5.5%)		(4.2%)	
	EBITDA	**(6)**	(7)	9	(9)	25
	EBITDA Margin	**(1.3%)**	(1.5%)		(1.7%)	
GRUMA CENTROAMERICA	SALES VOLUME (thousand metric tons)	**52**	40	31	48	8
Corn flour and other	NET SALES	**361**	286	26	390	(7)
	GROSS PROFIT	**99**	90	10	114	(13)
	Gross Margin	**27.5%**	31.5%		29.3%	
	OPERATING INCOME	**(6)**	2	(385)	(36)	84
	Operating Margin	**(1.6%)**	0.7%		(9.1%)	
	EBITDA	**7**	13	(48)	(19)	138
	EBITDA Margin	**1.9%**	4.7%		(4.8%)	
OTHER & ELIMINATIONS	SALES VOLUME (thousand metric tons)	**(5)**	(3)	(93)	(10)	47
	NET SALES	**53**	49	8	45	18
	GROSS PROFIT	**83**	89	(7)	56	48
	Gross Margin	156.6%	181.6%		124.4%	
	OPERATING INCOME	**(21)**	4	(625)	(94)	78
	Operating Margin	(39.6%)	8.2%		(208.9%)	
	EBITDA	**(8)**	16	(150)	(89)	91
	EBITDA Margin	(15.1%)	32.7%		(197.8%)	
CONSOLIDATED	SALES VOLUME (thousand metric tons)	**1,019**	906	12	1,083	(6)
	NET SALES	**7,032**	6,206	13	7,489	(6)
	GROSS PROFIT	**2,403**	2,203	9	2,565	(6)
	Gross Margin	**34.2%**	35.5%		34.2%	
	OPERATING INCOME	**311**	393	(21)	396	(22)
	Operating Margin	**4.4%**	6.3%		5.3%	
	EBITDA	**583**	643	(9)	684	(15)
	EBITDA Margin	**8.3%**	10.4%		9.1%	

[1] Convenience translation. For further details see "Accounting Procedures".

April 28, 2006

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

 We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Chief Corporate Officer , respectively, of GRUMA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.

GRUMA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Chief Corporate Officer